June 3, 2019

Julie Wainwright
Chairperson and Chief Executive Officer
TheRealReal, Inc.
55 Francisco Street
Suite 600
San Francisco, CA 94133

       Re: TheRealReal, Inc.
           Amendment Nos. 1 and 2 to Draft Registration Statement on Form S-1 Submitted May 16 and 22, 2019
           Registration Statement on Form S-1
           Filed May 31, 2019
           File No. 333-231891

Dear Ms. Wainwright:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2019 letter.

Draft Registration Statement Amendment No. 1 on Form S-1 filed on May 16, 2019

Managment's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics, page 55

1. We have read your responses to comments 6 and 7 and revised disclosures and have the following comments:

           You disclose that your GMV and take rate metrics exclude "certain buyer incentives."
           Please clearly disclose the specific buyer incentives that you exclude from your GMV
 Julie Wainwright
FirstName LastNameJulie Wainwright
TheRealReal, Inc.
Comapany NameTheRealReal, Inc.
June 3, 2019
June 3, 2019 Page 2
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FirstName LastName
             and take rate metrics and explain to us why you exclude these incentives.

             Please tell us your consideration of supplementing your current "gross" GMV figure by presenting a "net" GMV figure that incorporates actual sales cancellations, returns, and customer discounts. It appears that such amounts are readily determinable and available and that netting such items in GMV would more directly correlate with your
             GAAP revenues. To the extent you believe your current presentation is sufficient, please separately discuss the added benefits to investors of grossing up GMV for each of these items.

             With a view towards transparency, revise your disclosure to discuss the limitations associated with GMV.
Results of Operations, page 57

2. We have reviewed your response to comment 9 and your disclosure on page 1 indicating that you offer products across multiple categories, including women's, men's, kids', jewelry and watches, and home and art. Please revise your disclosures to quantify revenues by these, or similar, product categories, or tell us why providing such information under ASC 280-10-50-40 is impracticable. We note that you already disclose
         GMV by similar product categories on page 84, so it is unclear why disclosing revenues on a GAAP basis would be impracticable or not useful to investors.
3. We have read your response to comment 10 and have the following comments. Please apply these comments to both your annual and interim results of operations discussions.

             As previously requested, please explain in reasonable detail the factors that led to the increases in your GMV. In doing so, clearly explain the reasons why there were increases in active consignors and buyers.

             Your disclosure on page 49 indicates that take rates "vary depending on the total value of goods sold through our online marketplace on behalf of a particular consignor as well as the category and price point of the items." With a view towards understanding your business, explain to us how management assesses changes in take rates and clearly disclose the factors contributing to the changes in your take rate between periods. In doing so, ensure that you explain the specific changes to your commission structure referenced on pages 58 and 60.

             Within your quarterly and annual results of operations discussion, you explain that the increase in your direct revenues was driven in part by "an overall growth in our consignment business." Considering the overly broad nature of this statement, please revise your discussion to identify the specific factors contributing to the significant increases in your direct revenues.
 Julie Wainwright
FirstName LastNameJulie Wainwright
TheRealReal, Inc.
Comapany NameTheRealReal, Inc.
June 3, 2019
June 3, 2019 Page 3
Page 3
FirstName LastName
Certificate of Incorporation and Bylaw Provisions
Exclusive Forum, page 118

4. We note your response and revised disclosure to prior comment 15. Please revise your related exclusive forum risk factor on page 35 to reflect your revised disclosure. In addition, we also note that your proposed Certificate of Incorporation does not mirror your revised disclosure. Please revise or tell us why such revisions are not necessary.
Note 5. Balance Sheet Components
Other Accrued and Current Liabilities, page F-22

5. We have read your responses to comments 16 and 17 related to your sales return reserve and have the following comments:

             To the extent material, please revise your MD&A disclosures to discuss the impact of changes in the sales return reserve on your results of operations.

             You indicate in your response that you obtain title to returned goods in "certain cases"
             where you have already remitted sales proceeds to consignors. Confirm whether or not you always obtain title to returned goods when consignors have already been paid and clarify if you ever obtain title to returned goods prior to payment to consignors.

             You indicate in your response that title of consigned goods transfer "from the consignor to the end customer after the expiration of the end of the customers return window." Tell us how, if at all, the timing of title transfer from consignor to end customer impacts the point at which you recognize your consignment fee within revenue. In doing so, explain to us how you meet the criteria to recognize revenue under ASC 606 at the time a transaction is processed on your marketplace, a point in time occurring prior to the end customer obtaining title.
Note 10 .Share-based Compensation Plans
Stock-based Compensation, page F-30

6. Please provide us with the grant dates of any equity issuances, including stock options and convertible preferred stock, made during the last 12 months, as well as the underlying fair value per share of your common stock at each grant date. Explain to us the events or factors that support any material differences between recent valuations of your common stock leading up to the IPO and the estimated offering price, once determined.
 Julie Wainwright
TheRealReal, Inc.
June 3, 2019
Page 4

       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Andrew Blume,
Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.



FirstName LastNameJulie Wainwright                         Sincerely,
Comapany NameTheRealReal, Inc.
                                                           Division of
Corporation Finance
June 3, 2019 Page 4                                        Office of Consumer
Products
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